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[redacted]

15046532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8-51573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E1 Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Exchange Place, Suite 710
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ron Itin (212) 440-2041
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morison Cogen LLP
(Name – *if individual, state last, first, middle name*)

150 Monument Road, Suite 500	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, Ron Itin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E1 Asset Management, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL DANIEL DIPRIMIO
Notary Public - State of New York
NO. 01DI6287639
Qualified in New York County
My Commission Expires Aug 12, 2017

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E1 ASSET MANAGEMENT, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2014
(with supplementary information)

MorisonCogen LLP
Certified Public Accountants • Business Consultants

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com
An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
E1 Asset Management, Inc.
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of E1 Asset Management, Inc. as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of E1 Asset Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E1 Asset Management, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of E1 Asset Management, Inc.'s financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of E1 Asset Management, Inc.'s management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morison Cogen LLP

Bala Cynwyd, Pennsylvania
February 26, 2015

E1 ASSET MANAGEMENT, INC.

Statement of Financial Condition
December 31, 2014

ASSETS		
Cash and cash equivalents	$	35,363
Commissions receivable from and deposit with clearing broker		102,157
Prepaid expenses		39,681
Net furniture, fixtures and equipment, at cost		6,243
Other assets		12,170
Restricted cash		12,087
Total assets	$	207,701
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable	$	28,948
Accrued expenses		97,782
Total liabilities		126,730
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value; 200 shares authorized issued and outstanding		109,270
Additional paid-in capital		478,000
Accumulated deficit		(506,299)
Total stockholders' equity		80,971
Total liabilities and stockholders' equity	$	207,701

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Operations
For the Year Ended December 31, 2014

Revenue:		
Commissions	$	1,738,325
Interest		20,506
Other		253,024
		2,011,855
Expenses:		
Compensation and benefits		997,428
Clearing charges		94,917
Regulatory fees and expenses		34,847
Communication and data processing		91,107
Occupancy		147,482
Commission expenses		211,212
Professional fees		145,551
Insurance		1,622
State Use Tax		12,595
Other		216,183
		1,952,944
Income before provision for state and local income taxes		58,911
Provision for state and local income taxes		7,369
Net Income	$	51,542

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2014	$ 109,270	$ 478,000	$ (365,091)	$ 222,179
Distributions	-	-	(192,750)	(192,750)
Net Income	-	-	51,542	51,542
Balance, December 31, 2014	$ 109,270	$ 478,000	$ (506,299)	$ 80,971

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net Income	$ 51,542
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:	
Depreciation	7,780
Changes in operating assets and liabilities:	
Commissions receivable from and deposit with clearing broker	33,599
Prepaid expenses	(2,216)
Other assets	(4,113)
Decrease in restricted cash	49,806
Accounts payable	10,332
Accrued expenses	(35,717)
Net cash and cash equivalents provided by operating activities	111,013
Cash used in financing activities:	
Shareholder distributions	(192,750)
Net decrease in cash and cash equivalents	(81,737)
Cash and cash equivalents, beginning of year	117,100
Cash and cash equivalents, end of year	$ 35,363

The accompanying notes are an integral part of these financial statements.

E1 ASSET MANAGEMENT, INC.
Notes to Financial Statements
December 31, 2014

NOTE A - NATURE OF BUSINESS

E1 Asset Management, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts the majority of its business from its New Jersey City office which the Company moved to in April 2014 and maintains satellite offices in New York and Virginia. The Company's primary source of income is commissions received from providing brokerage services to customers (see Note B [5]). All transactions for its customers are cleared through a New York Stock Exchange member firm on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Cash and cash equivalents:

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000.

[3] Restricted cash:

Restricted cash represents amounts issued to the landlord of the Company's office space held at a financial institution.

[4] Furniture, fixtures and equipment:

Furniture, fixtures and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Upon sale or retirement, the cost and related accumulated depreciation is eliminated from the respective accounts and a resulting gain or loss is reported as income or expense.

[5] Revenue recognition:

The Company recognizes commission income on a trade-date basis and interest income on an accrual basis. The Company acts as an introducing broker-dealer. As an introducing broker-dealer, the Company contracts with a clearing broker to handle the execution and settlement of orders that it receives from its clients to buy and sell securities and earns a commission on each transaction at a predetermined rate. Other income includes, but is not limited to, foreign exchange gains, profits on error trades and additional sundry income. Foreign exchange gains are calculated using the exchange rate in effect at the time of the transaction. Other income is recognized when earned.

[6] Rent expense:

Rent is charged to operations on a straight-line basis over the term of the lease.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Income taxes:

The Company, with the consent of its stockholders, has elected to be an "S" corporation for Federal and New York State purposes. In lieu of corporation income taxes, the stockholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company pays New York State franchise taxes for "S" corporations and New York City corporation income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deducible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period plus or minus the change during the period in deferred taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. There are currently no income tax returns under audit. The Company is no longer subject to federal state or local income tax returns examinations for years before 2011.

[8] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[9] Indemnification:

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

[10] Subsequent Events:

FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 26, 2015, the date that the financial statements were available to be issued.

NOTE C - CONCENTRATIONS

The Company clears its transactions through a single clearing broker. Commissions receivable from and deposit with the clearing broker at December 31, 2014 amounted to $102,157.

NOTE D - NET FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment, net, consists of the following at December 31, 2014:

Office equipment	$ 73,961
Furniture and fixtures	80,889
Computer software	80,055
Computer equipment	173,884
	408,789
Less accumulated depreciation	402,546
Total	$ 6,243

Depreciation expense for the year ended December 31, 2014 was $7,780.

NOTE E - STATE AND LOCAL INCOME TAXES

The deferred tax liability at December 31, 2014 totaled $1,090 and is included in accrued expenses at December 31, 2014.

The current and deferred portions of the provision for state and local income taxes included in the statement of operations are as follows:

	Current	Deferred	Total
State and Local	$ 4,425	$ 2,944	$ 7,369

NOTE F - COMMITMENTS - OPERATING LEASES

The Company leases office space in New Jersey. The lease also requires the payment of real estate taxes and specific operating expenses, as defined. Additionally, the Company leases vehicles, information systems and office equipment under various operating leases expiring through March 2017.

Future minimum lease payments under operating leases are as follows:

Year Ending December 31,	Total	Premises	Other
2015	$ 108,045	$ 74,152	$ 33,893
2016	89,586	76,374	13,212
2017	19,233	19,233	-
Totals	$ 216,864	$ 169,759	$ 47,105

Rent expense amounted to $147,482 and other leasing expense amounted to $49,633 for the year ended December 31, 2014.

NOTE G - LITIGATION

The Company is periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable.

The Company was issued a Wells Notice in 2013 by FINRA indicating that FINRA made a preliminary determination to recommend disciplinary action against the Company and its principals in connection with alleged shortcomings in the Company's supervisory system between 2008 and 2011. No formal action has yet been taken nor specific charges made to date. The nature and extent of the impact, if any, to the Company's financial condition and operations is unknown at this time.

Management does not believe any of these matters will have a material adverse effect on the financial position or future results of operations.

NOTE H - RETIREMENT PLANS

The Company maintains a retirement plan under Section 401 (k) of the Internal Revenue Code covering all qualified employees. The Company does not provide for any matching contributions.

NOTE I - DEFERRED COMPENSATION PLAN

During 2008, the Company implemented a non-qualified deferred compensation plan (the "Plan") that is unfunded and is maintained by the Company primarily for the purpose of providing deferred compensation for certain employees. The plan is managed by the Board of Directors and is authorized to issue up to of 1,000,000 Units. Each unit shall correspond to 0.00004 share of the Company's common stock.

During the year ended December 31, 2014, the Company did not grant any units. 200,000 units were granted in prior years and are still outstanding as December 31, 2014. All units remain unvested until the following occurs: (1) a Company sale which in general means a sale of substantially all of the Company's assets or a sale of a controlling interest representing more than 50% of the voting power of the Company's equity or (2) a Public Sale which generally means, a registered offering of the Company's common stock in which at least 50% of the Company's Common Stock is registered. Simultaneously, when a vesting event occurs the Plan participants become eligible to receive a distribution.

The amount of the distribution will be equal to the product of: (i) the participant's number of vested units; and (ii) the fair value of 0.00004 shares of the Company's common stock on the distribution date. If a plan participant's employment with the Company terminates for any reason prior to the effective date of a Company Sale or Public Sale, as defined, the participant will forfeit all of the units granted under the Plan.

NOTE J - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $14,069, which was $5,620 in excess of its required net capital of $8,449. The Company's aggregate indebtedness to net capital as defined was 9.01 to 1.

E1 ASSET MANAGEMENT, INC.
Management's Statement
Pursuant to Rule 15c3-3
December 31, 2014

The Company was exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) under the Securities Exchange Act of 1934 throughout the most recent fiscal year.

See report of independent registered public accounting firm.

E1 ASSET MANAGEMENT, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2014

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	80,971
Deductions:		
Non-allowable assets:		
Furniture, fixtures and equipment, net		6,243
Prepaid expenses		39,681
Petty cash		-
Restricted cash		12,087
Other assets		8,891
Total non-allowable assets		66,902
Net capital	$	14,069

AGGREGATE INDEBTEDNESS

Accounts payable	$	28,948
Accrued expenses		97,782
Total aggregate indebtedness	$	126,730

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

(a) Minimum net capital required (6 $^{2/3}$% of aggregate indebtedness)	$	8,449
(b) Minimum net capital required of broker dealer	$	5,000
NET CAPITAL REQUIREMENT (greater of (a) or (b))	$	8,449
EXCESS NET CAPITAL	$	5,620
EXCESS NET CAPITAL AT 1,000% (Net Capital – 10% Aggregate Indebtedness)	$	1,396
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		9.01 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X17A-5 Part IIA filing as of December 31, 2014, which was filed on January 24, 2015.

See report of independent registered public accounting firm.

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com

MorisonCogen LLP
Certified Public Accountants • Business Consultants

An Independent Member of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
E1 Asset Management, Inc.
Jersey City, New Jersey

We have reviewed management's statements, included in the accompanying Management's Statement Pursuant to SEC Rule 15c3-3 in which (1) E1 Asset Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E1 Asset Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) E1 Asset Management, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. E1 Asset Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E1 Asset Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morison Cogen LLP

Bala Cynwyd, Pennsylvania
February 26, 2015

MorisonCogen LLP
Certified Public Accountants • Business Consultants

150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA
p. 267.440.3000
f. 267.440.3001
www. morisoncogen.com

An Independent Member
of Morison International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
E1 Asset Management, Inc.
Jersey City, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by E1 Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you in evaluating E1 Asset Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). E1 Asset Management, Inc.'s management is responsible for E1 Asset Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 and noted the following discrepancy: Total revenue per the audited Form X-17A-5 was $2,011,855 compared to total revenue of $2,011,076 on the Form SIPC-7;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments and noted the following discrepancy: The calculated general assessment equals $4,790, not the $5,028 shown on the Form SIPC-7; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morison Cogen LLP

Bala Cynwyd, Pennsylvania
February 26, 2015

Morison Cogen LLP
150 Monument Road
Suite 500
Bala Cynwyd, PA 19004 USA

p. 267.440.3000
f. 267.440.3001

www. morisoncogen.com